SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

ISCO International, Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

46426P103

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue

New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box      ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

27,099,593

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

27,099,593

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,099,593

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,904,159

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

19,904,159

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

19,904,159

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,904,159

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

19,904,159

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

19,904,159

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, $.001 par value (the “Common Stock”) of ISCO International, Inc. (the “Issuer”) beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, “Elliott”), Elliott International, L.P. (“Elliott International”) and Elliott International Capital Advisors, Inc. (“EICA”)(collectively, the “Reporting Persons”) as of July 2, 2007 and amends and supplements the Schedule 13D dated April 7, 1999, as previously amended (the “Schedule 13D”). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$6,521,431

The source and amount of funds used by Elliott International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$7,515,272
ITEM 4.	Purpose of Transaction.

Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. EICA has acted as investment manager with respect to Elliott International’s acquisition of beneficial ownership of Common Stock.

Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

On June 26, 2007, Manchester Securities Corp. (“Manchester”), a wholly-owned subsidiary of Elliott, Alexander Finance, L.P. an Illinois limited partnership (“Alexander” and together with Manchester, the “Lenders”), the Issuer, Spectral Solutions, Inc., a Colorado corporation (“Spectral”) and Illinois Superconductor, a Canada corporation (“ISCO Canada” and together with Spectral, the “Guarantors”), entered into an amendment (the “Amendment Agreement”) to the November 10, 2004 Third Amended and Restated Loan Agreement, as amended, with corresponding amendments to the Fourth Amended and Restated Guaranties and the Fourth Amended and Restated Security Agreement and notes issued by the Company in favor of the Lenders (the “Notes” and together with the Third Amended and Restated Loan Agreement, the Fourth Amended and Restated Guaranties and the Fourth Amended and Restated Security Agreement, the “Loan Documents”) in conjunction with the restructuring of the Notes (the “Restructuring”).

Pursuant to the Loan Documents, the parties thereto agreed to amend the terms of secured grid notes (the “Notes”) previously issued to the Lenders under the Loan Agreement. The amended and restated Notes issued by the Issuer to Manchester pursuant to the Restructuring were in aggregate principal amount of $5,310,897 (including outstanding principal amount under the Notes and accrued but unpaid interest), and provided, among other things, (a) an extension of the termination date and maturity dates for all the Notes from August 1, 2007 to August 1, 2009, (b) a decrease of the interest rate on each of the Notes from 9% to 7% per annum, subject to the terms and conditions of the amended and restated Notes, and (c) a reduction of the aggregate principal amount outstanding under the Notes held by each Lender immediately prior to the execution of the Amendment Agreement by $750,000 on account of each Lender converting $750,000 into 4,166,667 shares of Common Stock (the “Initial Conversion Shares”) at a conversion price of $0.18 per share.

The amended and restated Notes shall be convertible into shares of Common Stock (“Conversion Shares”) at a rate of the then outstanding principal amount divided by the then conversion price. The conversion price is $0.20. Notwithstanding the preceding sentence, the Lenders shall not be entitled to exercise their rights to convert the amended and restated Notes into Conversion Shares until the Issuer first obtains the approval of its stockholders to (i) increase the number of authorized shares of Common Stock available for issuance under its Certificate of Incorporation, as amended and (ii) issue the Conversion Shares pursuant to American Stock Exchange (“AMEX”) rules as well as to obtain the approval of AMEX to list the Initial Conversion Shares and the Conversion Shares on AMEX. The Issuer is required to obtain these approvals within one year of the issuance date of the amended and restated Notes. In the event that these required approvals are not obtained by that time, then the interest rate on the amended and restated Notes will increase to a rate of 15% per annum. Interest accrued under the amended and restated Notes shall be added to the outstanding principal amount. The conversion of the amended and restated Notes is also subject to anti-dilution provisions.

The Initial Conversion Shares and Conversion Shares shall be registered with the Securities and Exchange Commission (“SEC”) pursuant to the terms of a Registration Rights Agreement.

The above agreements and their related documents are more fully described in the Issuer’s 8-K filed with the SEC on June 26, 2007.

Except as set forth herein and as previously disclosed on the Schedule 13D, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a)           Elliott beneficially owns an aggregate of 27,099,593 shares of Common Stock, comprised of: (i) 19,523,835 shares of Common Stock, and (ii) 7,575,758 shares of Common Stock into which a 5% Secured Convertible Note issued on June 22, 2006 to Manchester converts. The 27,099,593 shares of Common Stock constitutes 13.6% of all of the outstanding shares of Common Stock. Elliott’s beneficial ownership includes shares of Common Stock owned by Manchester, its fully owned subsidiary. The amended and restated Notes issued to Manchester on June 26, 2007 is not currently convertible into shares of Common Stock.

Together, Elliott International and EICA beneficially own an aggregate of 19,904,159 shares of Common Stock, constituting 10.0% of all of the outstanding shares of Common Stock.

Elliott, Elliott International and EICA’s aggregate beneficial ownership of Common Stock equals 47,003,752 shares, comprising 23.6% of all of the outstanding shares of Common Stock.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated herein by reference herein.

(c)           There have been no transactions effected by the Reporting Persons within the past 60 days other than the Restructuring described in Item 4.

(d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)	Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise described in Item 4 of this Schedule 13D and as previously disclosed in this Schedule 13D, there are no contracts, arrangement, understandings or relationships with respect to securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	July 3, 2007

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner

By: Braxton Associates, Inc., as General Partner

	By:	/s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg
Vice President